EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report

Further to the description in Section 2.18(f) of the chapter containing a description of the Company’s business affairs in the Company's periodic report for 2016, and the Company's immediate report dated August 8, 2016 regarding a motion to certify a class action against the Company and against an Internet supplier on grounds that Internet subscribers were double charged upon transferring from one provider to another (the first motion is described in the original immediate report), an immediate supplementary report is hereby given that on September 13, 2017, a judgment was rendered by the Tel Aviv District Court approving the petitioner’s withdrawal from the proceeding. It is clarified that the second motion described in the original immediate report is still pending.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.